Filed pursuant to Rule 424(b)(3)
File No. 333-263570

UNITED STATES NATURAL GAS FUND, LP

Supplement dated December 31, 2025

to

Prospectus dated April 25, 2025

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of United States Natural Gas Fund, LP dated April 25, 2025 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

You should carefully consider the “Risk Factors” beginning on page 7 of the Prospectus before you decide to invest.

Creation and Redemption Transaction Fee

As stated in the subsection of the Prospectus titled “Creation and Redemption of Shares— Creation and Redemption Transaction Fee”, which appears on page 77 of the Prospectus, Authorized Participants are required to pay a transaction fee to United States Natural Gas Fund, LP (“UNG”) to compensate UNG for expenses in connection with the creation and redemption of baskets. This fee may be reduced, increased, or otherwise changed by United States Commodity Funds, LLC (“USCF”). Effective January 1, 2026 the transaction fee amount paid by Authorized Participants to create or redeem one or more Creation Baskets or Redemption Baskets will be reduced from $1,000 per order to $350 per order.

In light of the foregoing, the Prospectus is revised as follows:

1.	The first paragraph of the subsection entitled “Marketing Agent and Authorized Participants” on p. 72 of the Prospectus is amended and restated as follows:

The offering of UNG’s shares is a best efforts offering. UNG continuously offers Creation Baskets consisting of 100,000 shares through the Marketing Agent, to Authorized Participants. All Authorized Participants pay a $350 fee for each order they place to create or redeem one or more Creation Baskets or Redemption Baskets. The fee of the Marketing Agent, which is calculated daily and payable monthly and borne by USCF, is equal to 0.025% of UNG’s total net assets. In no event may the aggregate compensation paid to the Marketing Agent and any affiliate of USCF for distributionrelated services in connection with this offering exceed ten percent (10%) of the gross proceeds of this offering

2.	The subsection entitled “Creation and Redemption of Shares— Creation and Redemption Transaction Fee” on page 77 of the Prospectus is amended and restated as follows:

“Creation and Redemption Transaction Fee

To compensate UNG for its expenses in connection with the creation and redemption of baskets, an Authorized Participant is required to pay a transaction fee to UNG of $350 per order to create or redeem baskets, regardless of the number of baskets in such order. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by USCF. USCF shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until thirty (30) days after the date of the notice.”

3.	All references in the Prospectus to a transaction fee, a Creation Fee or a Redemption Fee of $1,000 are hereby updated and replaced with references to a transaction fee, a Creation Fee or a Redemption Fee of $350.

Capitalized terms not defined herein shall have the meanings afforded to them in the Prospectus.